

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 10, 2017

<u>Via E-Mail</u>
Charles A. Ross, Jr.
President and Chief Executive Officer
American Rebel Holdings, Inc.
718 Thompson Lane, Suite 108-199
Nashville, Tennessee 37204

> **Re: American Rebel Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 23, 2016**
> **File No. 333-206068**

Dear Mr. Ross:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
Blair Krueger, Esq.